July 13, 2007

Via EDGAR

Mr. H. Christopher Owings

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	Pure Cycle Corporation
Response letter dated July 2, 2007
Amendment No. 1 to Form S-3
Filed May 30, 2007
File No. 333-142335
Form 10-K for Fiscal Year Ended August 31, 2006
Form 10-Q for the fiscal quarter ended February 28, 2007
File No. 0-08814

Dear Mr. Owings:

Set forth below are the responses of Pure Cycle Corporation (the “Company”) to the comments of the Staff of the Division of Corporate Finance, which were delivered in your letter dated July 13, 2007, regarding the Company’s Form 10-K for the fiscal year ended August 31, 2006 filed November 21, 2006, amended on April 16, 2007, and July 11, 2007, and the Company’s Form 10-Q for the fiscal quarter ended February 28, 2007 filed on April 16, 2007.

The Company respectfully requests that this response letter be reviewed expeditiously as the Company is attempting to finalize the filing of the second amendment of its Form S-3. If you could please confirm that the Staff of the Commission has completed its review, the Company will file an amended Form S-3 as soon as practical.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the Staff’s comments are indicated in bold below, followed by responses on behalf of the Company.

Form 10-K for the fiscal year ended August 31, 2006

Note 10 — Information Concerning Business Segments, page 63

1.                          We have reviewed your response to prior comment 2 in our letter dated June 29, 2007. While you indicated that you would fully disclose SFAS 131 segment information starting with your May 31, 2007 Form 10-Q, it does not appear that you have provided segment disclosures in that quarterly filing. As it appears that your construction and service provider operating segments should not be aggregated into one reportable segment, please advise us why your Form 10-Q does not include any segment disclosures. If your construction operating segment does not meet the quantitative thresholds of paragraph 18 of SFAS 131 in future reporting periods, please confirm that your next Form 10-K will include quantitative information on that segment in an “all other” category.

The Company does not have separate reportable operating segments. Previous disclosures regarding operating segments were included in an attempt to simplify for readers that the Company’s business receives two sources of revenue. However, each source of revenue supports and relates to a single operating segment, a segment which designs, constructs and operates water and wastewater systems. The Company maintains one set of financial statements, has only one segment by which performance standards are measured, allocates resources to one segment, which is the providing of water and wastewater services to its customers. Therefore, as the Company does not have reportable segments pursuant to SFAS 131 it removed the inappropriate segment footnote from its filings beginning with the May 31, 2007 Form 10-Q.

Form 10-Q for the Fiscal Quarter Ended May 31, 2007

Note 3 — Investments in Water and Water Systems, page 8

2.              We note that you disclose on page 10 the per-share impact of imputed interest on your Tap Participation Fees payable. As you previously indicated in your June 19, 2007 response letter, please remove these non-GAAP measures from future filings.

The Company will remove these non-GAAP measures from all future filings beginning with the Form 10-K for the fiscal year ended August 31, 2007. This line was inadvertently not removed from the Form 10-Q for the quarterly period ended May 31, 2007; however, it will be excluded from all future filings.

If you have any comments or questions regarding this letter, please call the undersigned at 303-292-3456.

Very truly yours,

/s/ Mark W. Harding
Mark W. Harding

cc:	Wanda J. Abel, Davis, Graham & Stubbs, LLP
Michael F. Filkoski, GHP Horwath P.C.